SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 333-35021

                           NOTIFICATION OF LATE FILING

     (Check One): [ X ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 1998
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________

                         Part I. Registrant Information

Full name of registrant    Teletrac, Inc.

Former name if applicable

Address of principal executive office (Street and number)
2131 Faraday Avenue
City, State and Zip Code Carlsbad, CA 92008

                        Part II. Rule 12b-25 (b) and (c)

     If subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition


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          report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company believes that a transaction may occur imminently that would have a significant impact on whether the Company's financial condition raises substantial doubt about the Company's ability to continue as a going concern.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Steven D. Scheive                                (760)        931-2644
     (Name)                                    Area Code   Telephone Number

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [ X ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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Teletrac, Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    March 31, 1999             By /s/ Steven D. Scheiwe
                                      Name:  Steven D. Scheiwe
                                      Title:  Vice President

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EXHIBIT 1 TO FORM 12b-25






March 31, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Gentlemen:

We have read Part III of Form 12b-25 dated March 31, 1999 of Teletrac, Inc. and are in agreement with the statements contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.



                                                  /s/ Arthur Andersen LLP